

SECURITI

05041645

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

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SEC FILE NUMBER

8-49402

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Sparta Group of Chicago, LP

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle
　　　　　　　　　　　　　　(No. and Street)

Chicago　　　　　　　　　　　Illinois　　　　　60605
　(City)　　　　　　　　　　　　(State)　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Moore　　　　　　　　　　　　　　　　312-341-4501
　　　　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
　　　　　　　　　(Name - if individual, state last, first, middle name)

4460 Franklin Ave.　　　　Western Springs,　　IL　　　　60558
　(Address)　　　　　　　　　(City)　　　(State)　　　(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

APR 0 4 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Michael Moore_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

___Sparta Group of Chicago, LP_____ , as of ___December 31_____ , 2004

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
MARION GONZALEZ
COMMISSION EXPIRES 09/26/05

Notary Public

_____
Signature

Partner
Title

This report **contains (check all applicable boxes):
- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC 1410 (3-91)

SPARTA GROUP OF CHICAGO, LP

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Sparta Group of Chicago, LP
Annual Report
For the Year Ended December 31, 2004

Table of Contents

Robert Cooper & Company CPAs P.C.
111 West Jackson Blvd. suite 2020
Chicago, Illinois 60604
312-952-9910
facsimile: 708-246-7937

Independent Auditor's Report

To the Members
Sparta Group of Chicago, LP:

We have audited the accompanying consolidated statement of financial condition of **Sparta Group of Chicago, LP** (the Company) as of December 31, 2004, and the related consolidated statements of income, changes in members capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of **Sparta Group of Chicago, LP** at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPAs. P.C.
Chicago, Illinois 60604
February 23, 2005

Sparta Group of Chicago, LP
(An Illinois limited partnership)
Statement of Financial Condition
December 31, 2004

Assets

Cash	$	0
Securities owned:		
Marketable securities, at market value		7,065,306
Options, at fair value		61,365,158
Total securities owned		68,430,464
Due from broker dealer		24,060,522
Accrued dividend recevable		22,164
Fixed assets net of depreciation		16,277
Other Assets		14,347
Total Assets	$	92,543,774

Liabilities and Member's Equity

Liabilities

Due from broker	$	0
Securities sold short:		
Marketable securities sold short, at market value		37,850,121
Options sold short, at fair vaule		50,316,976
Accrued liabilities		11,891
Dividend payable		12,844
Total liabilities		88,191,832
Member's equity		4,351,942
Total member's equity and Liabilities	$	92,543,774

(0)

The accompanying notes to financial statements
are an integral part of this statement

Sparta Group of Chicago, LP
(An Illinois limited partnership)
Statement of Operations
For the year ended December 31, 2004

Revenues:

Trading revenue net of commissions	$	4,475,164
Interest and dividend income		424,961
Other income		3,900
Total Revenue		4,904,025

Expensess:

Interest Expense	293,362
Regulatory and other expenses	67,508
Seat lease	500,848
Trader fees	129,700
Dividend expense	210,203
Depreciation	6,513
Guaranteed payments	112,000
Technology & information expenses	157,131
Other operating expenses	444,389
Total expenses	1,921,654

Net Income	$	2,982,371

The accompanying notes to financial statements
are an integral part of this statement

Sparta Group of Chicago, LP
(An Illinois limited partnership)
Statement of Changes in Member's Equity
For the year ended December 31, 2004

Partner's capital, December 31, 2003	$	4,253,975
Capital contributions		140,000
Capital withdrawals		(3,024,404)
Net income		2,982,371
Partner's capital, December 31, 2004	$	4,351,942

The accompanying notes to financial statements
are an integral part of this statement

4

Sparta Group of Chicago, LP
(An Illinois limited partnership)
Statement of Cash Flows
For the year ended December 31,2004

Cash Flows From Operating Activities:		
Net Income	$	2,982,371
Items not effecting cash flow to reconcile cash depreciation		6,513
Changes in assets and liabilities:		
Increase in securities owned		(25,091,251)
Increase in receivable from brokers and dealers		(7,733,255)
Increase in other assets		(10,738)
Increase in securities sold		32,751,418
Increase in accounts payable and accrued liabilities		8,651
Net Cash used in operating activities		2,913,709
Cash Flows From Investing Activities:		
Purchase of fixed assets		(29,305)
Purchase of preferred jbo stock		0
Net Cash used in investing activities		(29,305)
Cash Flows From Financing Activities		
Proceeds from capital contributions		140,000
Payments for capital withdrawals		(3,024,404)
Net cash provided by financing activities		(2,884,404)
Net change in cash and cash equivalents		(0)
Cash at December 31, 2003		0
Cash at December 31, 2004	$	(0)

The accompanying notes to financial statements
are an integral part of this statement

5

NOTE 1   **Organization**

Sparta Group of Chicago, LP (The "Company") was organized under the Uniformed limited Partnership Act of Illinois , 1999. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States.   **Sparta Group of Chicago, LP** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2   **Significant Accounting Policies**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities, including options thereon which are used primarily to hedge certain proprietary securities and commitments. Proprietary securities transactions together with related revenues and expenses are recorded on trade date. Securities and options owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

NOTE 3   **Fair Value of Financial Instruments**

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, are short-term or replaceable on demand. Therefore, except for the LIT Stock ownership, their carrying amounts approximate their fair value.

6

Sparta Group of Chicago, LP
Notes to Financial Statements
For the Year Ended December 31, 2004

NOTE 4   Securities Owned and Sold, but not yet purchased

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Sold, not yet purchased
Securities	$37,855,121.00
Options	$50,316,976.00

NOTE 5   Income Taxes

A Partnership Company does not pay federal income taxes. Each partner is responsible for reporting income (loss) based upon his pro rata share of the profits of the Company. The Company reports their income for taxes on a calendar year basis. The Company is subject to an Illinois Replacement tax at a rate of 1.5% of net income.

NOTE 6   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2004 the Company had net capital of $ 3,210,175 which was$3,110,175 in excess of its required net capital.

NOTE 7.   Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

NOTE 7   Derivative Financial Instruments (continued)

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

NOTE 8   Financial Instruments Held or Issued for Trading Purposes

The Company trades in exchange trade equities and equity options. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Equity activities (including equity shares, futures and options on stock)	$ 4,475,164

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2004, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

NOTE 8   Financial Instruments Held or Issued for Trading Purposes (continued)

	Fair Value December 31, 2004		Average Fair Value Year Ended December 31, 2004	
	Asset	Liability	Asset	Liability
Equity options	$ 61,365,168	$ 50,316,976	$ 49,378,625	$ 44,388,341

NOTE 9   Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2004 consist of the following:

Broker-dealer	$24,060,522

The amount receivable form broker-dealers is from the selling of option premium and the selling of securities, not yet purchased. The assessed trade cash balance pays interest at the broker call rate plus a premium of usually one percentage.

The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

At December 31, 2004, substantially all assets of the Company are deposited with the clearing broker.

NOTE 10   Commitments and Contingencies

The Company has no long term agreements which would require expenditures in future periods.

NOTE 11   Preferred Stock

The Company owns preferred stock in their broker dealer. The stock is unmarketable and is carried at cost which approximates fair value.

Sparta Group of Chicago, LP
(An Illinois limited partnership)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2004

Member's equity, December 31, 2004	$	4,351,942
Less:		
Non allowable assets		-26,277
Commodity futures charges		-75,533
Haircuts		-1,004,912
Undue concentration		-35,045
Net capital		3,210,175
Required net capital		100,000
Excess capital	$	3,110,175
Excess capital @ 1000%	$	3,207,702

Note The above information on this schedule is in agreement, in all material respects, with the
unaudited FOCUS Report, Part II filed by Sparta Group of Chicago as of December 31, 2004

The accompanying notes to financial statements
are an integral part of this statement

Sparta Group of Chicago, LP
(An Illinois limited partnership)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2004

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

    Items included in the balance sheet:

Accrued liabilities	$	24,735
Other		0
		24,735

Ratio: Aggregate Indebtedness	0.770519%
to Net Capital	to 1

The accompanying notes to financial statements
are an integral part of this statement

11

Sparta Group of Chicago, LP
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2004

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with,
or for, other than members of a national securities exchange and does not carry margin amounts,
credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).
Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
111 West Jackson Blvd. suite 2020
Chicago, Illinois 60604
312-952-9910
facsimile: 708-246-7937

Independent Auditor's Report on Internal Control Structure Required By SEC Rule 17a-5

To the Members:
Sparta Group of Chicago, LP.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Sparta Group of Chicago, LP. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:
1.   Making quarterly securities examinations, counts, verifications, and comparisons
2.   Recordation of differences required by rule 17a-13
3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional
objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control or the practices and procedures referred
to above, error or fraud may occur and not be detected. Also, projection of any evaluation
of them to future periods is subject to the risk that they may become inadequate because
of changes in conditions or that the effectiveness of their design and operation may
deteriorate.

Our consideration of internal control would not necessarily disclose all matters in
internal control that might be material weaknesses under standards established by the
American Institute of Certified Public Accountants. A material weakness is a condition in

which the design or operation of the specific internal control components does not reduce
to a relatively low level the risk that error or fraud in amounts that would be material in
relation to the financial statements being audited may occur and not be detected within a
timely period by employees in the normal course of performing their assigned functions.
However, we noted no matters involving internal control, including control activities for
safeguarding securities, that we consider to be material weaknesses as defined above. fn 1
We understand that practices and procedures that accomplish the objectives referred to in
the second paragraph of this report are considered by the SEC to be adequate for its
purposes in accordance with the Securities Exchange Act of 1934 and related regulations,
and that practices and procedures that do not accomplish such objectives in all material
respects indicate a material inadequacy for such purposes. Based on this understanding
and on our study, we believe that the Company's practices and procedures were adequate
at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management,
the SEC, Chicago Board Options Exchange, and other regulatory agencies that rely on
rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered
brokers and dealers, and is not intended to be and should not be used by anyone other
than these specified parties.

Robert Cooper & Company CPA P.C.
Chicago, Illinois 60604
February 23, 2005

Oath of Affirmation

Regarding accuracy and completeness

of financial statements as of and for the year ending

December 31, 2004

To the best of my knowledge and belief, the information contained herein is accurate and complete.

_____
                            Michael Moore

                                    Partner
                 Sparta Group of Chicago, LP